February 7, 2011
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tom Kluck, Esq
Jerard T. Gibson, Esq
Kevin Woody
Bob Telewiez

Re:	Midas Medici Group Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed December 30, 2010
File No. 333-166480

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter to set forth our proposed responses to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 19, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement.

Background of the Merger

Our Services and Solutions, page 56

1.
We note your revised graphic in response to comment 5 in our letter dated December 3, 2010; however, your narrative under this subheading does not adequately describe the services provided through third parties.  Please supplement the disclosure preceding the graphic to describe these third party arrangements.  Also revise the disclosure on page 59 to further explain the arrangements with the partner data center facilities.

Response:

The Company has revised the disclosure. Please see pages 56 and 59 of the Registration Statement.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Executive Compensation, page 91

2.	Please update this section to include compensation paid in 2010. See Item 402 of Regulation S-K.

Response:

The Company has included updated to include compensation paid in 2010. Please see pages 72 and 91 of the Registration Statement.

Exhibits

3.
We note that you have requested confidential treatment for portions of exhibit 10.37 in response to comment 10 in our letter dated December 3, 2010.  We will respond to your request by separate letter.  Please note that we will not be in a position to declare the registration statement effective until we have cleared any comments on your confidential treatment request.

Response:

The Company notes your comment.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

Marcelle S. Balcombe